January 10, 2014

VIA EDGAR AND FEDEX

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

Re:	First American Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

File No. 001-34580

Dear Mr. Rosenberg:

Thank you for the comments contained in your letter dated December 26, 2013 regarding the filing referenced above. This letter responds to your comments.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have copied your follow-up comments below in bold type, followed by the Company’s response:

1.	Please provide us the following in the form of proposed disclosure to be included in future periodic filings:

•	Two tables, one for known title claims and one for IBNR title claims, in the same format and for the same periods as the one in Note 9. Reserve for Known and Incurred But Not Reported Claims on page 90. To the extent that provisions are transferred from IBNR to known claims, show the transfers as a separate line item in the IBNR table so as to show IBNR provisions gross.

•	For each table, explain the reasons for the fluctuation during 2012 as compared to 2011, separately for provisions related to current year and for prior years.

•	Explain why the IBNR reserve decreased from $817 million at December 31, 2011 to $805 million at December 31, 2012 while title insurance premiums and escrow fees increased 20% for 2012 as compared to 2011.

•	Explain the reason for any unusual relationship between the decrease in the IBNR reserve as of December 31, 2012 as compared to December 31, 2011 and the change in amount of premiums in force as of December 31, 2012 as compared to December 31, 2011.

RESPONSE: Title insurance policies are long-duration contracts; therefore, the incurred losses and overall performance of prior policy years can have a significant impact on the Company’s IBNR balance. The primary factors that impacted the IBNR reserve in 2012 were (i) incurred losses from prior policy years, which resulted in a $233.3 million decrease to the IBNR reserve, (ii) provision for the current policy year, which resulted in a $173.3 million addition to the IBNR reserve, and (iii) provision for prior policy years, which resulted in a $62.6 million addition to the IBNR reserve. The provision recorded in 2012 related to the current policy year was $15.9 million higher than the amount recorded in 2011, which reflected the increase in title insurance premiums and escrow fees recognized in 2012 when compared to 2011. However, in 2012, the amount of incurred losses from prior policy years exceeded the provision recorded primarily due to the fact that the expected ultimate losses associated with the prior policy years that were running off were much larger than the expected ultimate losses associated with the 2012 policy year. Prior policy years running off in 2012 included policy years 2005 through 2008, and each policy year had expected ultimate losses that were significantly greater than policy year 2012. Therefore, the IBNR at December 31, 2012 decreased when compared to December 31, 2011, even though title insurance premiums and escrow fees increased.

The Company proposes including the following disclosure in future periodic filings in Critical Accounting Policies and Estimates on page 33 immediately following the table summarizing the Company’s loss reserves.

Activity in the reserve for known title claims is summarized as follows:

	December 31,
	2012	2011	2010
	(in thousands)
Balance at beginning of year	$162,019	$192,268	$216,024
Provision transferred from IBNR title claims related to:
Current year	18,592	21,962	17,516
Prior years	233,258	295,608	272,046

	251,850	317,570	289,562

Payments, net of recoveries, related to:
Current year	16,044	13,934	12,871
Prior years	269,166	333,885	301,175

	285,210	347,819	314,046

Other	4,411	—	728

Balance at end of year	$133,070	$162,019	$192,268

The provision transferred from IBNR title claims related to current year decreased by $3.4 million and payments, net of recoveries, related to current year increased by $2.1 million when comparing 2012 to 2011, reflecting claims volatility characteristic of a policy year at age 12 months.

The provision transferred from IBNR title claims related to prior years decreased by $62.4 million and payments, net of recoveries, related to prior years decreased by $64.7 million when comparing 2012 to 2011. These decreases were consistent with runoff of older policy years that have higher expected ultimate losses, in particular policy years 2005 through 2008, which, on a combined basis, accounted for $46.0 million of the decrease in provision transferred from IBNR title claims related to prior years and $56.8 million of the decrease in payments, net of recoveries, related to prior years.

Activity in the reserve for IBNR title claims is summarized as follows:

	December 31,
	2012	2011	2010
	(in thousands)
Balance at beginning of year	$816,603	$875,627	$969,273
Provision related to:
Current year	173,335	157,477	145,518
Prior years	62,620	111,711	34,584

	235,955	269,188	180,102

Provision transferred to known title claims related to:
Current year	18,592	21,962	17,516
Prior years	233,258	295,608	272,046

	251,850	317,570	289,562

Other	4,722	(10,642)	15,814

Balance at end of year	$805,430	$816,603	$875,627

The provision related to current year increased by $15.9 million when comparing 2012 to 2011. This increase was attributable to a 21.1% increase in title premiums and escrow fees, partially offset by a lower ultimate loss rate for the current policy year in 2012 when compared to 2011. At December 31, 2012, the ultimate loss rate for the current policy year was 5.1%. At December 31, 2011, the ultimate loss rate for policy year 2011 was 5.6%. For further discussion of title provision recorded in 2012, 2011 and 2010, see Results of Operations, pages 42 through 44.

2.	Refer to the last paragraph of this note regarding numerous ongoing routine legal and regulatory proceedings in which the Company is involved. Please provide us proposed disclosure to be included in future periodic reports that clarifies what you mean by “While the ultimate disposition of each proceeding is not determinable.” In this regard, if you are not able to estimate a possible amount or range, please make a clear statement that such an estimate cannot be made as required by ASC 450-20-50. Further as required by ASC 450-20-50, describe the nature of each material contingency in your proposed disclosure.

RESPONSE: There were no material contingencies to disclose in the applicable paragraph under ASC 450-20-50. To make this clearer, we propose to modify the applicable paragraph as follows in future periodic filings:

The Company and its subsidiaries also are involved in numerous ongoing routine legal and regulatory proceedings related to their operations. With respect to each of these proceedings, the Company has determined either that a loss is not reasonably possible or that the estimated loss or range of loss, if any, is not material to the financial statements as a whole.

Please feel free to contact me with any further questions or comments.

Sincerely,

/s/ Mark E. Seaton
Mark E. Seaton
Executive Vice President, Chief Financial Officer

cc:	Donald Abbott, Staff Accountant
Brian Lane, Gibson Dunn & Crutcher LLP